UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 31 August 2014, the Company had 819,820,985 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (819,820,985) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

PEARSON plc

Date: 01 September 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary